May 12, 2016

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Martin James

RE:	Teradyne, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) is responding to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated April 28, 2016 to Mr. Gregory R. Beecher, the Company’s Chief Financial Officer, with respect to the Company’s Form 10-K for the year ended December 31, 2015.

The responses set forth below and supplementary information have been organized in the same manner in which the Staff’s comments were presented in the Comment Letter. A copy of this response letter is also being filed with the Commission through EDGAR.

Form 10-K for the year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, Intangible Assets and Long-Lived Assets, page 24

COMMENT 1: We note that you have $262.9 million of goodwill associated with your Wireless Test segment as of December 31, 2015. Given the goodwill impairment of $98.9 million in 2014 for this segment, please tell us your consideration of the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and the guidance in Section V of Release 33-8350, which states that under the existing MD&A disclosure requirements, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements.

Securities and Exchange Commission

May 12, 2016

RESPONSE 1:

The Company considered the requirements of Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350 in preparing its disclosures within management’s discussion and analysis for its Form 10-K for the fiscal year ended December 31, 2015. The Company concluded that the disclosures under Section V of Release 33-8350 were not necessary since both of the Company’s reporting units, for which a step one impairment analysis was performed, had a fair value that exceeded the respective carrying value by at least 20% and we considered that there was not a reasonable likelihood that the impairment risk was particularly sensitive to changes in assumptions and estimates as of December 31, 2015. The Company did include on page 22 and 30 of its Form 10-K within the overview and results of operations sections, respectively, of management’s discussion and analysis the following disclosure related to its Wireless Test segment:

“In the fourth quarter of 2014, we performed our annual goodwill impairment test and recorded a goodwill impairment charge of $98.9 million in our Wireless Test segment as a result of decreased projected demand attributable to an estimated smaller future wireless test market due to reuse of wireless test equipment, price competition and different testing techniques. Further reductions in the size of the wireless test market may occur, which may result in additional goodwill impairment charges, increased risk of excess and obsolete inventories, asset write-offs and restructuring charges.”

The Company evaluates its disclosures on a quarterly basis and will continue to review its disclosures with respect to the risk of impairment associated with goodwill, intangible and long-lived assets. The Company has included the following disclosure in critical accounting policies and estimates in its Form 10-Q for the quarter ended April 3, 2016:

“Goodwill, Intangible and Long-Lived Assets

We performed our last goodwill impairment test during the fourth quarter of 2015. We performed step one of the two step impairment test for our Wireless Test and Defense/Aerospace reporting units and the step zero assessment for our Industrial Automation reporting unit. The step one tests resulted in each of the reporting unit’s fair value exceeding its carrying value by at least 20%.

We estimate the fair value of a reporting unit using the results derived from an income approach, a discounted cash flow analysis, and a market approach using the market comparable method which is based on revenue and earnings multiples from comparable companies. Estimating a reporting unit’s fair value requires significant judgment and assumptions including projected future cash flows, revenue, market size, market growth, Teradyne’s market share, market multiples, discount rates and consideration of market valuations of comparable companies. These judgments and assumptions reflect our best estimates, but these items involve inherent uncertainties based on market and customer conditions.

Securities and Exchange Commission

May 12, 2016

The fair value estimate for our Wireless Test reporting unit involves forecasting the size of the wireless test market in future years and our market share which are significant judgments and assumptions due to our significant customer concentration in our Wireless Test segment. Forecasting the size of the wireless test market in future years and our market share includes estimating end product shipment volumes, new wireless technology introductions and customer buying patterns. As of April 3, 2016 and December 31, 2015, our Wireless Test segment had $262.9 million of goodwill.

In the fourth quarter of 2014, we recorded a goodwill impairment charge of $98.9 million in our Wireless Test segment as a result of decreased demand attributable to an estimated smaller wireless test market due to reuse of wireless test equipment, price competition and different testing techniques.

Further reductions in the size of the wireless test market or our share of the wireless test market may occur which may result in additional goodwill impairment charges.”

Results of Operations, page 26

COMMENT 2: We note from statements made by your CEO and CFO during your January 28, 2016 earnings call that your business typically experiences a downward trend in revenue during odd years as compared to even years, but in 2015, it appears that you overcame this historical odd-year decline. In future filings, please discuss any known trends affecting your business. Include an analysis of any deviations from these trends and whether you believe these trends will likely continue. Refer to Regulation S-K Item 303(a)(3)(iii).

RESPONSE 2:

In future filings, the Company will disclose any known trends affecting its business including an analysis of any deviations from these trends and whether the Company believes these trends will likely continue. The Company has included the following disclosure in the overview section of its management’s discussion and analysis in its Form 10-Q for the quarter ended April 3, 2016:

“In recent years, this cyclical demand has become an even/odd year trend where demand has increased in even years and decreased in odd years due principally to demand swings in the mobility market of our Semiconductor Test business. In 2015, the even/odd year trend continued, but had less of an impact on our annual revenue due to the sale in 2015 of testers that were previously leased to customers in 2014. We expect the even/odd year demand trend in the mobility market to most likely lessen in the future due to slower smart phone unit growth, along with rising device complexity and the reduced impact of parallel test in our Semiconductor Test business.”

Securities and Exchange Commission

May 12, 2016

Item 8. Financial Statements

Note I. Goodwill and Intangible Assets, page 69

COMMENT 3: In future filings, please revise the table showing the changes in the carrying amount of goodwill to include any impairment losses recognized during the period as a separate line item. Refer to ASC 350-20-50-1(e).

RESPONSE 3:

In future filings, the Company will revise the table showing the changes in the carrying amount of goodwill to include any impairment losses recognized during the period as a separate line item.

*     *     *     *     *

Company Acknowledgement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter, please contact the undersigned at (978) 370-2952.

Sincerely, TERADYNE, INC.

/s/ Gregory R. Beecher
Gregory R. Beecher Vice President and Chief Financial Officer